United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                 Commission File
                                                                Number 001-13539
                           Notification of Late Filing

(Check One):  [X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
              [ ] Form N-SAR

                  For Period Ended:         December 31, 2000
                                     -------------------------------------------
                           [  ] Transition Report on Form 10-K
                           [  ] Transition Report on Form 20-F
                           [  ] Transition Report on Form 11-K
                           [  ] Transition Report on Form 10-Q
                           [  ] Transition Report on Form N-SAR
                  For the Transition Period Ended:_______________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

         AMF Bowling, Inc.
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Full Name of Registrant

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Former Name if Applicable

         8100 AMF Drive
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Address of Principal Executive Officer (Street and Number)

         Richmond, Virginia 23111
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or expense;
      |
      | (b) The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] | be filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report of transition | report on Form 10-Q, or portion thereof will be filed on or before
      |     the fifth calendar day following the prescribed due date; and
      |
      |     (c) The  accountant's  statement or other  exhibit  required by Rule
      |     12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the registrant has been in the process of evaluating restructuring and refinancing alternatives, including a consensual, negotiated restructuring, a reorganization under Chapter 11 of the Bankruptcy Code and other possible methods for reducing the registrant's long-term debt and improving its capital structure. Because of the ongoing restructuring effort, the registrant's independent public accountants have not been able to complete their audit procedures (see Exhibit 1 from Arthur Andersen LLP, the registrant's independent public accountants). Accordingly, for these reasons, the registrant is unable to provide the information required by the Form 10-K in the prescribed time without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                  Stephen E. Hare          (804)             730-4000
         ---------------------------  --------------  -----------------------
                       (Name)           (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s):

                                                                  [X] Yes [ ] No

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(3)      Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No


         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Subject to the completion of the audit procedures, the registrant's operating loss for 2000 is expected to be approximately $17 million more than in 1999 and the registrant's net loss for 2000 is expected to be approximately $38 million more than in 1999. See the narrative in Part III above.


                                AMF Bowling, Inc.
       -------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     April 2, 2000                By   /s/ Roland C. Smith
    ------------------------------         ----------------------------------
                                           Roland C. Smith
                                           Director/President and Chief
                                             Executive Officer

                                 EXHIBIT INDEX


        Exhibit No.       Description
        -----------       -----------

            1             Letter from Arthur Andersen, LLP